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Attn:	Beverly Singleton, Staff Accountant

Jean Yu, Staff Accountant

Bradley Ecker, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:	Viasat, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed March 18, 2022

File No. 000-21767

Ladies and Gentlemen:

On behalf of Viasat, Inc. (the “Company”), we acknowledge receipt by the Company of the Staff’s letter dated April 1, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

The Company respectfully requests an extension until May 16, 2022 to respond to the Comment Letter in order to provide sufficient time to enable the audit of Connect Topco Limited’s consolidated financial statements for the fiscal year ended December 31, 2021 to be completed for inclusion in Amendment No. 2 to the Preliminary Proxy Statement. If this date is not acceptable to you, please let us know, otherwise we intend to file our response to the Comment Letter and Amendment No. 2 to the Preliminary Proxy Statement on or before May 16, 2022.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to contact me at (858) 523-5407 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Craig M. Garner

Craig M. Garner of LATHAM & WATKINS LLP

April 7, 2022

cc:	Richard Baldridge, Viasat, Inc.

Robert Blair, Viasat, Inc.

Shawn Duffy, Viasat, Inc.

Ann Buckingham, Latham & Watkins LLP